October 2, 2009
Ms. Kathryn S. McHale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	Banco Santander (Brasil) S.A. Amendment No. 2 to Registration Statement on Form F-1 File No. 333-161704 Filed October 2, 2009
Dear Ms. McHale:
          By letter dated September 25, 2009, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to Amendment No. 1 to the Registration Statement on Form F-1 (the “F-1”) of Banco Santander (Brasil) S.A. (the “Bank”) relating to proposed offerings in Brazil and in the United States of units representing common shares and preferred shares of the Bank’s capital stock, and American depositary shares (“ADSs”) representing units. We have provided responses to your comments as indicated below. To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter. References to page numbers herein are to page numbers in the changed pages excerpted from Amendment No. 2 to the F-1 (“Amendment No. 2”) provided to you today.
Unaudited Pro Forma Consolidated Financial Information, page 51
1.	We note your response and revised disclosures to prior comments 4 and 5 regarding note 4 to your pro forum financial information. We are still unable to re-calculate pro forma adjustments (i) and (ii) due to the fact that you disclose a seven-year range for the maturity of these instruments. Therefore, please further revise your disclosures to state the average life for these financial instruments.
          In response to the Staff’s comment, we respectfully advise the Staff that the fair value adjustments presented in the purchase price allocation were calculated on a contract by contract basis. Between Banco Real’s investments in debt instruments and loans and advances to customers alone, we had over 10 million contracts on the acquisition date. The fair values of these contracts were below or above their book values depending on the market rates of interest compared to the contractual rates on the date of the acquisition. For example, if the market rate on an asset was higher than the contractual rate on the acquisition date, the fair value was lower

Ms. Kathryn S. McHale	October 2, 2009
Securities and Exchange Commission

than the book value. The unwinding of the fair value adjustments was also calculated on a contract per contract basis using the contractual maturity of each contract. Since there are both positive and negative fair value adjustments, as explained above, the pro forma adjustment can not to be calculated using the average remaining contractual term of all of our contracts. For the Staff’s information, we have supplementally included in the table below, a summary of the unwinding of the fair value adjustments relating to interest-bearing/interest earning liabilities and assets used in the pro forma financial information by asset and liability category for the respective periods:

	Effect on	Actual Price Allocation Adjustments - Effect on
	Balance Sheet	interest income and expense
	Debit / (Credit)	Debit / (Credit)
	Price Allocation	Four-months ended	Year ended	After
	Adjustments	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2009
	(In thousands of R$)

Debt instruments	(30,583)	1,752	6,478	22,353
Loans and advances to customers	(1,630,318)	335,258	460,517	834,543
Other interest-earning assets	(53,051)	17,190	23,524	12,337

Total interest-earning assets	(1,713,952)	354,200	490,519	869,233

Deposits from credit institutions	14,603	(9,735)	(4,868)	—
Customer deposits (1)	(46,599)	50,039	21,673	(25,113)
Subordinated liabilities	(50,473)	33,649	16,824	—
Other interest-bearing liabilities	52,960	(35,307)	(17,653)	—

Total interest-bearing liabilities	(29,509)	38,646	15,976	(25,113)

(1)	Note that as the amounts of customer deposits with negative fair value adjustments maturing in the first four months of 2008 are much higher than those with positive fair value adjustments, the unwinding of the adjustment in the four months of 2008 is actually higher than the net total adjustment (of all instruments taken together). Conversely, as the amounts of customer deposits with negative fair value adjustments are actually lower than those with positive fair value adjustments for maturities after December 31, 2009, the unwinding actually reverses to a debit entry in the income statement for those subsequent periods.
          Additionally, we have revised item (i) and (ii) of note 4 to our pro forma financial information to explain that the pro forma adjustments are calculated on a contract by contract basis. Please see pages 58 and 59 of Amendment No. 2.
2.	We are also unable to recalculate pro forma adjustment (iii) due to the fact that you have not disclosed the average life of the tangible assets. Please further revise your disclosures to provide this information.
          In response to the Staff’s comment, we have revised item (iii) of note 4 to our pro forma financial information and included the average life of the tangible assets. Please see page 59 of Amendment No. 2.

Ms. Kathryn S. McHale	October 2, 2009
Securities and Exchange Commission

          Should you have any questions about the responses contained herein, please contact either Nicholas A. Kronfeld or Manuel Garciadiaz of Davis Polk & Wardwell LLP at 212-450-4950 or 212-450-6095, respectively.

Very truly yours,
/s/ Carlos Alberto López Galán
Carlos Alberto López Galán
Chief Financial Officer

cc:	Marco Araujo General Counsel Banco Santander (Brasil) S.A.

cc:	Francisco Sant’Anna Deloitte Touche Tohmatsu Auditores Independentes

cc:	Joel Osnoss Deloitte &Touch LLP Global Offering Services Group

cc:	Nicholas A. Kronfeld Manuel Garciadiaz Davis Polk & Wardwell LLP